

Mail Stop 3030

March 4, 2009

VIA U.S. MAIL and FACSIMILE

Mr. Randy Acres
Senior Vice President and Chief Financial Officer
Innovex, Inc.
3033 Campus Drive, Suite D180
Plymouth, Minnesota 55441

> RE: **Innovex, Inc.**
> **Form 10-K for the fiscal year ended September 27, 2008**
> **Filed December 23, 2008**
> **Form 10-Q for the Quarter Ended January 3, 2009**
> **Filed February 17, 2009**
> **File No. 0-13143**

Dear Mr. Acres:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 27, 2008

Financial Statements, page 33

Notes to Consolidated Financial Statements, page 40

Note A. Summary of Significant Accounting Policies, page 40

Property, Plant and Equipment, page 40

1.   Please revise future filings to disclose how you assess and measure your long-
        lived assets for impairment. Refer to SFAS 144.

2.   In a related matter, it appears you have a history of operating losses, cash flow
        losses, and declining sales for consecutive years and a shareholder deficit of $13.8
        million at September 27, 2008. We note your long-term operating assets relate to
        one operating segment involved in the manufacture of flexible circuit
        interconnects. Please tell us whether you performed an impairment test for
        recoverability of these assets. If not, please explain how you concluded that an
        impairment test is not necessary, given the above factors. Please explain any
        qualitative and quantitative factors you considered. If you have performed an
        impairment test, please provide us with a summary of the results.

Note N. Liquidity, page 51

3.   In future filings please expand your disclosure to include appropriate discussion
        of your viable plans that have the capability of removing the threat to the
        continuation of your business. For example, describe what you are doing to
        secure new customers and how you intend to increase sales to existing customers,
        such as with new generation programs and their timing and also describe planned
        cost cutting measures and how you intend to eliminate negative gross margins.
        Note the plan should enable you to remain viable for at least the 12 months
        following the date of the financial statements being reported on. Please also
        revise your discussion in your future interim financial statements. See FRC
        607.02

Form 10-Q for the Quarter Ended January 3, 2009

Financial Information, page 3

Notes to Consolidated Financial Statements, page 6

Note 3 Restructuring Charges, page 7

4.   We note that manufacturing operations in the Litchfield facilities were completed during April 2007 and decommission of the facilities was completed by June 30, 2007. A purchase agreement was signed to sell the facilities. You indicate: "The sale is expected to close after the buyer arranges financing. Given the prior delays in closing, the Company is unable to estimate when, *if ever*, the sale will close." (Emphasis added) In light of the delays and the fact that you are leasing the facilities to the purchaser, please tell us how you are accounting for the facilities and why you should continue to classify the facilities as Assets held for sale. Please refer to SFAS 144 and be detailed in your response about how such assets are accounted for (for example, are they being depreciated) and valued.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

5.   We note you indicate on page14 that "The fair value of the Litchfield facility impairment was determined from an independent appraisal performed by Ruhland Commercial Consultants, Ltd and the fair value of the equipment located at the facilities was determined from appraisals performed by Asset Reliance International, LLC." Please tell us about the nature and extent of the appraisers involvement in your decision-making process associated with the valuations associated with the referenced impairments. While in future filings you (management) may elect to take full responsibility for valuing assets, if you choose to continue to refer to experts in any capacity and intend to incorporate your Form 10-K by reference into any registration statement, you may be required to include the consent of the appraisal firm as an exhibit to the registration statement.

Recent Accounting Pronouncements, page 17

6.   Given SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim period within those years, tell us why you disclose herein that "We have not yet determined the impact that the implementation of SFAS 157 will have on our results of operations or financial condition." Revise future filings as necessary based on our concern.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3603 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant